Exhibit 99.1 Press release

WiLAN and Several Subsidiaries Sign Comprehensive Semiconductor License Agreement with SK hynix

OTTAWA, Canada – February 28, 2019 – Wi-LAN Inc. (“WiLAN”), a Quarterhill Inc. (“Quarterhill”) company (TSX: QTRH) (NASDAQ: QTRH), today announced that WiLAN, along with several of its wholly‑owned subsidiaries, including Cetus Technologies Inc. (“Cetus”), have entered into a comprehensive semiconductor license agreement with SK hynix Inc. (“SK hynix”).

The licensed patents generally cover dynamic random-access memory (DRAM), NAND flash memory and other related semiconductor technologies.

“We are very excited to conclude our first major agreement relating to patents held by Cetus, the fourth portfolio from Panasonic, acquired in 2017,” said Michael Vladescu, WiLAN President and CEO. “This agreement with SK hynix continues to establish WiLAN’s growing presence in the semiconductor industry in addition to its traditional focus in the telecommunications industry.”

SK hynix is a South Korean memory semiconductor supplier of DRAM and flash memory chips.  They are the world’s second-largest memory chipmaker and the world’s third-largest semiconductor company.

The consideration paid by SK hynix and all other terms of the agreement are confidential.

About WiLAN

WiLAN, a Quarterhill company, is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  For more information: www.wilan.com.

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems, and innovation and licensing.  Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated management teams.  Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH.  For more information: www.quarterhill.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. Forward-looking statements and forward-looking information are based on estimates and assumptions made by Quarterhill and WiLAN in light of their experience and their perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that Quarterhill and WiLAN believe are appropriate in the circumstances. Many factors could cause actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in Quarterhill’s March 1, 2018 annual information form for the year ended December 31, 2017 (the "AIF"). Copies of the AIF may be obtained at www.sedar.com and as part of Quarterhill’s Form 40-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission and available at www.sec.com. Quarterhill recommends that readers review and consider all of these

Press release

risk factors, and notes that readers should not place undue reliance on any of Quarterhill's or WiLAN’s forward-looking statements. Neither Quarterhill nor WiLAN has any intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

For inquiries, please contact:

Dave Mason

T: 613.688.1693

E: ir@quarterhill.com